Exhibit 99.1

Daqo New Energy Issues Its 2023 Environmental, Social and Governance (ESG) Report

Shanghai, China, July 9, 2024 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy,” the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today published its 2023 Environmental, Social and Governance (“ESG”) report.

The 2023 ESG report details key accomplishments resulting from the Company’s efforts with respect to corporate governance, innovation and R&D, employee rights protection, environmental sustainability and emission control, as well as social responsibility. “Through continuous investment in R&D and technological innovation, Daqo New Energy Corp. is dedicated to building a better and safer world for generations to come. Simultaneously, we foster a corporate culture that revolves around people, compliance, and unwavering integrity,” said Mr. Xiang Xu, Chairman and Chief Executive Officer of the Company. “We are dedicated to driving the innovative advancement of green and clean energy and will strive to achieve our sustainable development goals.”

Daqo New Energy’s annual ESG report highlights its strategic focus on green and sustainable development through four key pillars:

•	Compliance operations and integrity assurance: We continuously strengthen corporate governance, optimize risk management, and enhance overall guidance capabilities. We prioritize compliance management, uphold the highest standards of business ethics, and reinforce compliance responsibilities for all employees. In 2023, each staff participated in anti-fraud training of 70 hours on average. We completed five major process audits and eight other process audits in the year, resulting in a remarkable 100% efficiency in risk rectification.

•	Technological innovation and quality guidance: We believe that technological innovation is the key driving force behind the Company’s development, so we are committed to integrating technology with industry trends, focusing on core technology R&D, and continuously strengthening our technological advantages. By the end of 2023, we had accumulated 322 granted patents, and increased the number of our patent applications by 107% year-over-year.

•	Embracing a people-oriented approach and giving back to society: We fully embrace our “people-oriented” philosophy that emphasizes the critical role of talent in driving corporate development. In 2023, our commitment to employee growth resulted in an average of 132 training hours per employee. By fostering collaboration among employees and partnering with outside stakeholders, we worked to build mutually beneficial cooperation throughout the industrial chain and also fulfill our corporate responsibilities to give back to society. During the reporting period, we contributed RMB2.251 million to community engagement in healthcare, education and poverty alleviation.

•	Green ecology and low-carbon operations: With the ultimate goal of building a green and sustainable industrial chain, we fully and actively embrace the principles of green development, with a focus on improving our environmental value. We constantly advance our green manufacturing system, with a particular focus on optimizing key energy-usage processes and equipment to ensure the ongoing effectiveness of our energy-saving initiatives. During 2023, our water consumption intensity decreased by 11.53%, the amount of our recycled water consumption increased by 41.49%, and our comprehensive energy consumption density decreased by 0.23%, compared to 2022.

To view the report in full, please visit the Company’s investor relations website at: https://www.dqsolar.com/ESG

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

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For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com

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